January 30, 2025

Douglas Sharp
Executive Vice President of Finance and Chief Financial Officer
Insperity, Inc.
19001 Crescent Springs Drive
Kingwood, TX 77339

       Re: Insperity, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-13998
Dear Douglas Sharp:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services